Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Intersects Thicker, Deeper Extension of Santa Cruz Silver Zone at
Guanacevi; Infill Drilling Defines Poly-Metallic Mineralization in Cometa Zone at Parral

Vancouver, Canada – June 12, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces additional positive drill results from exploration programs on two of the Company’s silver mine properties in Mexico.

At the Company’s operating Guanacevi silver mine in Durango, drilling below the current resource has intersected a thick, poly-metallic extension of the Santa Cruz vein below the historic Santa Cruz mine. At Endeavour’s Parral exploration program in Chihuahua, infill drilling has better defined the poly-metallic mineralization discovered last year in the El Cometa vein system on the El Cometa property.

Results were as follows:

Hole	From	Core Length	True Width	Silver	Gold	Lead	Zinc
	(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
SC2-1	609.15	15.2	9.56	71	0.2	1.30	2.64
SC2-2	651.50	8.65	6.12	64	0.3	1.52	1.80
SC2-3	630.80	3.50	2.77	73	0.3	1.62	3.63

Hole	Vein	From	Core Length	True Width	Silver	Gold	Lead	Zinc
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
CM12-2	El Cometa	160.30	2.15	1.65	69	3.2	1.159	2.812
	Incl.	161.00	0.50	0.38	216	8.7	1.480	1.700
CM13-5	HW Cometa	217.80	0.40	0.35	38	0.7	5.420	15.750
	El Cometa	250.90	1.80	1.13	9	0.1	0.781	2.132
CM13-6	El Cometa	169.50	2.50	2.38	17	2.2	0.807	1.299
	Incl.	171.45	0.55	0.52	22	8.7	0.535	1.410
CM14-4	La Estrella	117.80	0.95	0.82	26	0.3	2.427	2.909
	El Cometa	298.95	2.15	1.62	8	1.0	1.276	0.816
	Consuelo	374.90	0.60	0.56	48	0.1	1.518	1.254
CM14-5	El Cometa	212.20	6.90	4.44	38	0.8	4.861	4.943
	Incl.	217.10	2.00	1.29	75	1.1	6.892	7.786
	Consuelo	259.95	0.95	0.67	5	0.1	0.216	0.392
CM15-4	El Cometa	228.45	1.95	1.38	20	0.7	2.690	2.938
	FW Cometa	266.40	2.25	1.45	8	0.3	0.751	1.291
	Consuelo	281.55	1.10	0.63	14	0.1	2.831	0.557
CM15-5	El Cometa	194.15	1.45	1.36	564	3.2	0.396	0.430
	Consuelo	225.50	2.40	1.84	12	0.2	0.806	1.323

Bradford Cooke, Chairman and CEO, stated, “We made good progress advancing exploration at both the Santa Cruz and El Cometa properties in Q1, 2008, as shown by these latest positive drill results. The Santa Cruz ramp is being developed now to provide access for production next year and facilitate the next phase of production growth at Guanacevi.   At Parral, we plan to continue our exploration efforts to expand resources in other areas of the district in order to achieve “critical mass” for a mining operation.”

Three drill holes at Santa Cruz (see longitudinal section on website) have extended the mineralized zone an additional 100 m down-dip to the north-east, where it remains open for expansion. They also mark the first significant occurrence of potentially economic base metals at Santa Cruz, accompanied by lower precious metal grades typical of the deeper parts of the classic, low sulpidation epithermal vein systems found in Mexico.  Discovery of the base metal zone is timely due to the fact they can be added to a new resource estimate to be prepared later this year and they can be recovered in the Guanacevi plant flotation circuit, which is scheduled to be re-commissioned in Q3 and expanded in Q4, 2008.

Santa Cruz was a historic silver mine discovered by the Spanish in the late 1500’s and mined again by Industrias Penoles in the 1900’s. Penoles sank an inclined 270 m deep shaft and developed the mine down 13 levels. Endeavour commenced exploration drilling below the deepest mine level 13 in 2005 in order to search for extensions of the Santa Cruz mineralization.

The Santa Cruz mineralized zone was recently estimated (see news release March 3, 2008) to contain about 6.9 million oz silver within an indicated resource of 330,000 tonnes grading 391 gpt silver and 0.69 gpt gold, and an inferred resource of 220,000 tonnes grading 379 gpt silver and 0.62 gpt gold, as defined by 43 drill holes to date.

Last year, Endeavour commenced driving an 820 m ramp from the nearby operating Porvenir mine towards the Santa Cruz resource area in order to bring Santa Cruz into production in 2009. To date, 530 m of ramp have been completed and an additional 290 m is planned for this year, so that mine development can commence in Q1, 2009 and production can begin in Q3, 2009.

Seven drill holes at El Cometa (see longitudinal section on website) have better defined this mineralized zone for mine planning and economic analysis. Each of these holes intersected poly-metallic mineralization with average grades higher than Endeavour’s estimated US$50 per tonne NSR cut-off grade assuming metal prices of USD$12 per ounce silver, USD$600 per ounce gold, USD$3.00 per pound copper, USD$0.60 per pound lead and USD$1.50 per pound zinc.

El Cometa was a historic silver mine discovered and mined in the 1900’s. The mine was developed on 3 levels by a 75 m deep shaft. Endeavour acquired the property in 2006 and commenced drilling to test for poly-metallic mineralized zones similar to the La Esmeralda mine located 2 km to the south along the same vein system. Esmeralda is estimated to have produced 4 million tonnes of ore grading 6% combined Pb-Zn, 100 gpt Ag and 0.5 gpt Au on 10 mine levels to 600 m in depth.

The El Cometa mineralized zone was recently estimated (see news release dated March 3, 2008) to contain about 2.2 million oz silver within an indicated resource of 600,000 tonnes grading 39 gpt Ag, 1.0 pgt Au, 2.7% Pb and 3.0% Zn, and an inferred resource of 1,150,000 tonnes grading 39 gpt Ag, 1.0 gpt Au, 2.4% Pb, and 2.5% Zn, as defined by 32 drill holes to date.

The Company plans to continue exploration in the Parral district until sufficient resources have been outlined to support the purchase or construction of central milling facility.

Endeavour currently has four drill rigs working in Mexico in order to expand the Company’s resources and the mine-lives of the Guanacevi and Guanajuato mine projects. Additional drilling updates are anticipated shortly once the assay labs complete their current backlog of drill core samples.

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour also announces that in accordance with the Company’s registered stock option plan, a total of 1,400,000 incentive stock options have been set for employees, officers and directors, exercisable at $3.05 for up to a five year period.  These options have vesting requirements over a two year period in order to help the Company retain its key employees.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango state and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

GUANACEVI MINES PROJECT

N
LONGITUDINAL SANTA CRUZ
NW45°SE LOOKING AT N45°E
S
EL PORVENIR MINE
SANTA CRUZ MINE
PORTAL EL PORVENIR MINE
LEVEL 6
LEVEL 10
LEVEL 11
LEVEL 13
SANTA CRUZ SHAFT
EL PORVENIR CLAIM
SANTA CRUZ MINE
2400
2300
2200
2100
2000
1900
NP2S-1
ABANDONED
NP0-1
NP1S-1
NP2S-2
NP0-2
NP1S-2
DSC2-14
DSC1-12
DSC3-1
DSC3-2
DSC2-2
DSC2-1
DSC1-11
DSC1-3
DSC1-1
DSC1-5
DSC1-2
DSC3-3
DSC2-13
SC1-2
DSC1-10
DSC2-4
DSC2-3
DSC3-7
DSC1-6
DSC1-9
DSC3-5
SC1-3
DSC2-12
SC1-3
DSC3-4
DSC2-11
DSC1-8
DSC1-7
DSC2-5
DSC3-6
DSC3-8
DSC2-6
DSC2-8
DSC2-10
DSC2-15
DSC2-9
DSC2-17
DSC2-16
DSC2-7
SC2-1
DSC2-18
SC2-3
SC2-2
SCALE
0 25 50 100 200
Meters
ENDEAVOUR
SILVER

PARRAL EXPLORATION PROJECT

S
LONGITUDINAL COMETA VEIN
NS LOOKING AT W
N
EL COMETA MINE
EL COMETA SHAFT
SAN JUANICO SHAFT
EL COMETA CLAIM
1700 m
1650 m
1600 m
1550 m
1500 m
1450 m
1400 m
1350 m
1300 m
CM14-1
CM13-6
CM12-1
CM13-1
CM15-5
CM12-2
CM17-3
CM13-2
CM18-3
CM15-1
CM14-5
CM19-3
CM13- 4
CM16-2
CM11-1
CM17-2
CM14-2
CM13-5
CM15-4
CM18-2
CM19-1
CM17-1
CM16-1
CM14-4
CM13-3
CM15-2
CM18-1
CM19-2
CM18-4
CM14-3
CM17-4
CM15-3
PHASE 1 & 2 DRILLING
PHASE 3 DRILLING
SCALE
0 25 50 100 200
Meters
ENDEAVOUR SILVER